BB

11019252

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65167

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC 200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Silverfern Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 32nd Fl
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clive Holmes (212) 209-8895
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A LW 3/9

3/18 gdr

OATH OR AFFIRMATION

I, Clive Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Silverfern Group, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDSEY O. BREEN
Notary Public, State of New York
No. 01BR6229395
Qualified in New York County
Term Expires October 12, 2014

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2010

THE SILVERFERN GROUP, INC.
INDEX
DECEMBER 31, 2010

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Silverfern Group, Inc.

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Silverfern Group, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 28, 2011

THE SILVERFERN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS		
Cash and cash equivalents	$	27,300
Accounts receivable		2,972
Due from affiliate		332,500
Other		1,255
TOTAL ASSETS	$	364,027

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	14,083
TOTAL LIABILITIES		14,083
STOCKHOLDER'S EQUITY		
Common stock, no par value, 20,000 shares authorized, 1,600 shares issued and outstanding		696,000
Retained deficit		(346,056)
TOTAL STOCKHOLDER'S EQUITY		349,944
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	364,027

See accompanying notes to financial statements.

Note 1 – Organization:

The Silverfern Group, Inc. ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated in New York in 2001. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of an office in the New York City metropolitan area and a branch office in San Francisco, California.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets and Depreciation:

Fixed assets were fully depreciated on a straight-line basis over their estimated useful lives prior to 2010.

Income Taxes:

The Company is subject to federal, state and local income taxes on its taxable income. No currently payable income taxes were incurred in 2010 due to the utilization of net operating loss carry-forwards. Deferred income tax assets or liabilities are established for temporary differences between financial reporting and income tax accounting and are subsequently adjusted to reflect changes in the rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely. (See Note 3).

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. At the date of adoption and through December 31, 2010, this accounting standard has had no effect on the Company's financial statements.

Revenue Recognition:

The Company records advisory fees as they are earned based on the services provided or in the case of investment banking fees, when the transaction is consummated.

Note 3 – Income Taxes:

No current or deferred income tax expense was recognized in 2010. Gross and net deferred tax assets at December 31, 2010 are comprised of the following:

Federal	$ 23,016
State and local	52,108
	75,124
Valuation allowance	(75,124)
Net deferred tax assets	$ -

At December 31, 2010, the Company has recorded a deferred tax asset of $75,124. A full valuation allowance has been recognized against these deferred tax assets as it is more likely than not that they will not be realized in future years. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's prior operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

The deferred tax valuation allowance decreased by $102,728 during 2010, due to the utilization of net operating loss carry-forwards to offset current taxable income. The Company has approximately $200,000 of net operating loss carry-forwards available for federal income tax purposes and $300,000 available for state and local income tax purposes. These carry-forwards expire between 2027 to 2029.

Note 4 – Concentrations:

The Company maintains all of its cash in financial institutions. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

Revenues in 2010 from two clients represented 15% and 73% of total revenue, respectively.

Note 5 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2010, the Company had net capital of $13,217 which exceeded its requirement by $8,217.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

Note 6 – Commitments and Contingencies:

At December 31, 2010, the Company is obligated under a lease for office space expiring in 2014. The lease expenses have been assigned to and are being paid for by The Silverfern Group Mgmt, LLC (SGM), an affiliate. Approximate future annual rental payments under the leases aggregate $767,833 as follows: 2011 through 2013: $214,279 per year; 2014: $124,996. (See Note 7).

Rent expense for the year ended December 31, 2010 was approximately $127,000.

Note 7 – Related Party Transactions:

Included in other income is $152,600 of fees earned from affiliated entities.

The Company's office space is secured by a letter of credit from the Company's sole shareholder. The Company leases equipment and furniture from an affiliate.

The Company has entered into a management service agreement with SGM. The agreement calls for SGM to provide the Company with employees, property, and equipment to fulfill its day to day operations. In addition, the Company has also entered into an agreement with another affiliate to provide consulting services on specific engagements of the Company. An analysis of these amounts is as follows:

Rent expense	$ 127,310
Payroll expense	657,066
Consulting	1,200,000
Other office	392,429
	$ 2,376,805

Due from affiliate represents amounts advanced for future expenses.

Note 8 – Subsequent Events:

In presenting these financial statements, subsequent events were considered for recognition and/or disclosure purposes through the date the financial statements were issued.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
438 MADISON AVENUE
NEW YORK, NEW YORK 10022

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

To the Board of Directors of
The Silverfern Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which procedures were agreed to by The Silverfern Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Silverfern Group, Inc.'s (the "Company") compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Silverfern Group, Inc.'s management is responsible for the The Silverfern Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported on in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 28, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

SIPC-7 (33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65167 FINRA DEC
THE SILVERFERN GROUP, INC.
150 EAST 52ND STREET
NEW YORK NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathy Efrem 212-509-7800

2. A. General assessment (item 2e from page 2) $ 8,093

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 8,093

E. Interest computed on late payment (see instructions E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,093

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,093

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

THE SILVERFERN GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 20 day of February, 20 11.

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,237,209
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consulting fees and interst on bank account	-
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	-
2d.	SIPC Net Operating Revenue	$ 3,237,209
2e.	General Assessment @ .0025	$ 8,093 (to page 1, line 2.A.)